SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13E-4
                        (Amendment No. 2)
                        (Final Amendment)

                  Issuer Tender Offer Statement
                (Pursuant to Section 13(e)(1) of
              the Securities Exchange Act of 1934)

                       PATRIOT BANK CORP.

                      (Name of the Issuer)

                       PATRIOT BANK CORP.
              (Name of Person(s) Filing Statement)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           703356-10-5
              (CUSIP Number of Class of Securities)

                                            with a copy to:
           Joseph W. Major              Jeffrey P. Waldron, Esq.
President and Chief Operating Officer        Stevens & Lee
         Patriot Bank Corp.               111 N. Sixth Street
       High and Hanover Streets               P.O. Box 679
    Pottstown, Pennsylvania 19464     Reading, Pennsylvania 19603
            (610)323-1500                    (610)478-2000

  (Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
                           Statement)

                          June 27, 1997
               (Date Tender Offer First Published,
               Sent or Given to Security Holders)

     This Final Amendment to Schedule 13E-4 is being filed in accordance with Rule 13e-4(c)(3) under the Securities Exchange
Act of 1934 and General Instruction D to Schedule 13E-4.

     The tender offer by Patriot Bank Corp., a Pennsylvania corporation (the "Company"), for any and all shares of its common stock, par value $.01 per share (the "Shares"), at a price of $18.00 per Share, net to the seller in cash, to which this
Schedule 13E-4 relates terminated at 5:00 P.M., Eastern time, July 28, 1997. Pursuant to the offer, approximately 449,000 Shares were tendered and have been, or will be, purchased by the Company at a price of $18.00 per Share.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              PATRIOT BANK CORP.

                              By:/s/ Richard A. Elko
                                        (Signature)

                              ___________________________________
                              Richard A. Elko,
                              Chief Financial Officer

Date:  July 30, 1997